

HERITAGE
COMMERCE CORP

Sandler O'Neill Investor Meeting
June 12, 2012

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Bank Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations, and property management

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks third in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

- **No TARP or Regulatory Orders**

(1) Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Located in Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2011 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	1,798,421	3.35%	$ 91,378	11.26%	62,406
Alameda	1,518,428	2.06%	67,755	17.42%	56,652
Contra Costa	1,059,102	4.55%	80,290	11.80%	36,606
San Francisco	811,649	2.37%	63,861	21.39%	43,983
San Mateo	723,070	1.75%	85,515	12.35%	29,339
Sonoma	484,768	1.78%	64,031	19.38%	23,207
Solano	414,038	1.74%	67,284	16.41%	13,235
Marin	253,654	1.76%	83,840	14.85%	16,657
Napa	136,044	1.79%	61,334	20.46%	7,142
California	37,461,001	3.37%	57,587	18.12%	N/A
National	310,704,322	3.42%	50,227	14.55%	N/A

Source: SNL as of 12/31/2011

Heritage Snapshot – 10 Branches

HERITAGE COMMERCE CORP



Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 3/31/12**

Total Assets	$	1.3	billion
Total Loans	$	756.9	million
Total Deposits	$	1.1	billion
Total Shareholders' Equity	$	159.9	million
Tangible Common Equity	$	138.0	million
TCE/Tangible Assets		10.6%	
Tier 1 RBC Ratio		16.6%	
Total RBC Ratio		17.9%	
Loans/Deposits		70.1%	
Yield on Earning Assets(1)		4.46%	
Cost of Deposits(1)		0.27%	
Cost of Funds(1)		0.44%	
Net Interest Margin(1)		4.06%	
Efficiency Ratio(1)		77.64%	
1Q12 Net Income(1)(2)	$	2.1	million

(1) For the quarter ended 3/31/12
(2) Before dividends and discount accretion in preferred stock

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks third amongst Independent Community Banks headquartered in the San Francisco Bay Area[1].**

Top Regional Banks			
2012 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Mechanics Bank	25	2,202,406
2	Fremont Bank	19	1,894,310
3	**Heritage Bank of Commerce**	**10**	**1,028,171**
4	Westamerica Bank	19	1,008,755
5	Bank of Marin	12	1,004,923
6	Bridge Bank, NA	2	889,175
7	First National Bank of Northern California	12	629,014
8	Pacific Coast Bankers' Bank	1	477,518
9	Bank of the Orient	7	438,908
10	Avidbank	1	275,053

Top National Franchises			
2012 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Bank of America, NA	207	114,009,900
2	Wells Fargo Bank, NA	230	68,891,475
3	Citibank, NA	112	22,270,386
4	JPMorgan Chase Bank, NA	162	14,179,658
5	Silicon Valley Bank	3	13,634,081
6	First Republic Bank	29	10,900,027

Totals for Market[1]	
Branch Count	Deposits in Bay Area[1] ($000)
1,407	315,189,508

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Q1 2012 Highlights

HERITAGE
COMMERCE CORP

	1Q12	1Q11
Core deposits	$821mm	$756mm
TARP preferred stock	-	$40mm
Seventh consecutive quarter of profitability		
• Net income	$2.1mm	$1.6mm
(Before dividends and discount accretion on preferred stock)		
Credit metrics:		
• Classified assets (net of SBA guarantees)	$54.2mm	$81.4mm
• NPA's	$19.5mm	$26.1mm
• NPA's/ total assets	1.49%	2.08%
• ALLL / NPL's	125.66%	103.59%
(excluding nonaccrual loans held-for-sale)		
Cost of deposits	0.27%	0.52%
Net interest margin	4.06%	3.95%

Strong Deposit Base (in $000's)

March 31, 2012



Demand, noninterest-bearing	$ 356,618	33.0%
Demand, interest-bearing	144,022	13.3%
Savings and money market	292,009	27.0%
Time deposits - under $100	27,949	2.6%
Core Deposits	820,598	75.9%
Time deposits - $100 and over	168,726	15.6%
Time deposits - CDARS	6,198	0.6%
Time deposits - brokered	84,728	7.9%
Total	$ 1,080,250	100.0%

- ■ Demand, noninterest-bearing
- ■ Demand, interest-bearing
- ■ Savings and money market
- ■ Time deposits - under $100
- ■ Time deposits - $100 and over
- ■ Time deposits - CDARS
- ■ Time deposits - brokered

Declining Cost of Deposits – Solid Core Deposit Base



Diversified Loan Portfolio (in $000's)

March 31, 2012



Commercial	$357,906	47.3%
CRE - Owner Occupied	157,414	20.8%
CRE - Investor/Other	162,500	21.5%
Equity Lines	48,444	6.4%
Land & Construction	18,583	2.4%
Consumer & Other	12,047	1.6%
Total	$756,894	100.0%

Legend:
- Commercial
- CRE - Owner Occupied
- CRE - Investor/Other
- Land & Construction
- Equity Lines
- Consumer & Other

Yield on Loans



Net Interest Margin Trend



Solid Credit Quality Metrics **(in $000's)**



Selected Ratios for 1Q12
1. NPA's/Total Assets = 1.49%
2. ALLL/ NPL's* = 125.66%

Balance at 1Q12	(in $000's)
1. Classified Assets	$54,196**
2. NPA's	$19,511
3. ALLL	$20,306

*excluding nonaccrual loans held-for-sale
**net of SBA guarantees

Solid Credit Quality Metrics (continued)

NPA's/Total Assets



Classified Assets/Tier 1 + ALLL
(net of SBA guarantees)



30%*

***24% before repurchase of $40mm of TARP preferred stock on March 7, 2012**

ALLL/Total Loans



ALLL/NPL's (excluding nonaccrual loans held-for-sale)



Operating Performance (in $000's)

	For the Quarters Ended:						
	1Q 2012	4Q 2011	3Q 2011	2Q 2011	1Q 2011	4Q 2010	3Q 2010
Interest Income	$13,449	$13,010	$13,020	$13,015	$12,986	$13,168	$13,361
Interest Expense	1,190	1,222	1,320	1,543	1,790	2,221	2,530
Net Interest Income	12,259	11,788	11,700	11,472	11,196	10,947	10,831
Provision for Loan Losses	100	1,230	1,515	955	770	1,050	2,058
Net Interest Income after Provision for Loan Losses	12,159	10,558	10,185	10,517	10,426	9,897	8,773
Noninterest Income	1,723	2,423	1,912	2,170	1,917	2,443	2,728
Noninterest Expense	10,856	9,860	9,809	9,472	10,431	10,129	11,248
Income Before Income Taxes	3,026	3,121	2,288	3,215	1,912	2,211	253
Income Tax Expense (Benefit)	951	234	(2,529)	1,129	331	506	(398)
Net Income	**2,075**	**2,887**	**4,817**	**2,086**	**1,581**	**1,705**	**651**
Dividends and Discount Accretion on Preferred Stock	(1,206)	(601)	(532)	(604)	(596)	(606)	(193)
Net Income available to Common Shareholders	**$869**	**$2,286**	**$4,285**	**$1,482**	**$985**	**$1,099**	**$458**

Excellent Capital Ratios (1Q12 includes repurchase of $40mm TARP preferred stock)



Total Risk-Based Capital Ratio (%)

- 1Q 2011: 21.2%
- 2Q 2011: 22.0%
- 3Q 2011: 22.3%
- 4Q 2011: 21.9%
- 1Q 2012: 17.9%



Tier 1 Risk-Based Capital Ratio (%)

- 1Q 2011: 19.9%
- 2Q 2011: 20.8%
- 3Q 2011: 21.1%
- 4Q 2011: 20.6%
- 1Q 2012: 16.6%



Leverage Ratio (%)

- 1Q 2011: 15.3%
- 2Q 2011: 15.5%
- 3Q 2011: 16.0%
- 4Q 2011: 15.3%
- 1Q 2012: 12.7%



Tangible Common Equity/Tangible Assets (%)

- 1Q 2011: 9.8%
- 2Q 2011: 10.0%
- 3Q 2011: 10.9%
- 4Q 2011: 10.5%
- 1Q 2012: 10.6% / **12.1%***

*assumes conversion of Series C Preferred Stock of $19.5mm into common stock

16

Closing Stock Price



NASDAQ Ticker: HTBK
Recent Price (6/11/2012) $ 6.01
Tangible Book Value (3/31/2012) $ 5.25
Tangible Book Value[1] (3/31/2012) $ 4.94
EPS (trailing twelve months) $ 0.28
Price / Tangible Book[2]   1.14%
Price / Tangible Book[1][2]   1.22%
P / E[3]   21.5x

[1]Assuming Series C Preferred Stock was converted into common stock
[2]Price is based on 6/11/12 and Tangible Book is based on 3/31/12 actual
[3]Price is based on 6/11/12 and EPS is based on trailing twelve months

2012 Tactical Initiatives

- **Maintain Asset Quality**
  - Continue to reduce problem assets
  - Maintain strong ALLL ratio

- **Improve Core Earnings**
  - Focus on net interest margin
  - Increase fee income
  - Reduce costs and improve efficiency ratios

- **Grow Franchise**
  - Stay focused on customer relationship banking to grow core deposit base
  - Increase C&I and SBA market share
    - Organically by adding new loan products and aggressive marketing
    - Add key relationship officers in markets
  - Expand San Francisco Bay Area franchise
    - Hire loan teams
    - Take advantage of M&A opportunities

Positioned for Growth

- Small to medium business customer relationship focus

- Competitive loan and cash management products catering to businesses

- Highly experienced management team throughout the company

- Solid credit quality

- Excellent capital and liquidity with no TARP

- Profitable operations

- Good locations and markets with solid market share among community banks

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562